Exhibit 23.1

Board of Directors and Shareholders of
Cre8 Enterprise Limited

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated May 19, 2025 in the post-effective Amendment No. 2 to the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-281629) with respect to the consolidated balance sheets of Cre8 Enterprise Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of (loss) income and comprehensive (loss) income, equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes included herein.

We also consent to the reference of our firm under the caption “Experts” in such Registration Statement.

San Mateo, California	WWC, P.C.
July 21, 2025	Certified Public Accountants
PCAOB ID No.1171